ANSLOW & JACLIN, LLP	RICHARD I. ANSLOW
Counselors at Law	EMAIL: RANSLOW@ANSLOWLAW.COM

GREGG E. JACLIN
EMAIL: GJACLIN@ANSLOWLAW.COM

December 30, 2005

Daniel H. Morris, Esq.

U.S. Securities and Exchange Commission

101 F Street

Mail Stop 3561

Washington, D.C. 20549

Re:

EP Global Communications, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form SB-2

Filed on December 5, 2005

File No. 333-129153

Dear Mr. Morris:

The following is in response to your letter dated December 22, 2005:

General

1.

We note your response to our prior comment 1. Please confirm that the only changes made to the Purchase Agreement were related to correcting the inconsistencies between the Purchase Agreement and the Registration Rights Agreement and that no material changes were made to the terms of the agreement.

ANSWER: This letter hereby confirms that the only changes made to the Purchase Agreement were related to correcting the inconsistencies between the Purchase Agreement and the Registration Rights Agreement and that no material changes were made to the terms of the agreement.

2.

The financial statements should be updated, as necessary, to comply with Item 301(g) of Regulation S-B at the effective date of the registration statement.

ANSWER: In Amendment No. 2 to Form SB-2, we have added updated financial statements.

3.

Provide a currently dated consent from the independent public accountants in the amendment.

ANSWER: In Amendment No. 2 to Form SB-2, we have provided a currently dated consent from the Company’s independent public accountant.

Calculation of Registration Fee

4.

In note 6 to your interim financial statements, you state that 82,266,667 is the maximum number of shares that are required to be issued upon conversation. However, footnote 3 within the calculation states that if you converted the shares you would have to issue 103,333,333 shares. Please reconcile these statements and revise your description of the financing throughout to disclose whether there is a maximum number of shares issuable under this financing and to disclose why you are registering a total of 206,666,666 shares related to the Purchase Agreement if the maximum number of shares you would be required to issue under this agreement is only 82,266,667.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised note 6 to state that 206,666,666 shares are being registered.  Footnote 3 also provides the explanation for registering 206,666,666 shares by stating the following: “We are required to register 200% of the conversion shares.  Therefore 200% of 103,333,333 equal the registered share amount of 206,666,666.”

Management’s Discussion and Analysis or Plan of Operations, page 9

5.

We note your decision to outsource circulation management. Please describe the financial impact of this decision, if material to your business.

ANSWER: In Amendment No. 2 to Form SB-2, we have included the requested discusssion on the Company’s decision to outsource circulation management.

6.

We note your response to prior comment 7 of our letter dated November 18, 2005 and your discussion of revenue generating activities on pages 11-12. Please revise this section to disclose the amount of revenues generated by each sales activity. You have currently provided this disclosure only for your Disability Awareness Night Programs.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised this section to disclose the amount of revenues generated by each of EP’s sales activities.

Plan of Operations, page 9

7.

We note your response to our comment # 9. However, we believe you should further clarify your disclosures on page 11 with respect to the pending appropriations request. In this regard, we note the discussion on page 17, which states your belief that you will receive a contract from the US Army, the initial funding of which would be provided by an appropriations request that has been submitted on your behalf. Your current disclosure on page 11 implies that you would receive the $1,000,000 in funding by stating that you submitted the appropriations request. Also, your revised disclosures should state that no assurance can be given that you will receive a contract from the US Army, and should discuss the expected costs related to such contract in the event it is awarded to you.

ANSWER: In Amendment No. 2 to Form SB-2, we have clarified EP’s disclosures with respect to the pending appropriations request.

EP Library, page 12

8.

Please discuss the process by which you have grown your library. Has your entire library, including videos and tapes, been developed solely through the educational editorial series published in EP Magazine or have you also purchased the rights to books, videos or tapes from third parties?

ANSWER: In Amendment No. 2 to Form SB-2, we have discussed the process by which the Company has grown its library.

Liquidity and Capital Resources, page 13

9.

Supplementally tell us how you accounted for the $50,000 grant announced in 2004 that you expect to collect in 2005. Also, if you expect to receive additional grants in the future, consider the need to add an accounting policy to your financial statements with respect to your accounting for these grants.

ANSWER: In 2004, EP was the recipient of an “Opportunity Grant” from the State of Pennsylvania.  The Grant was intended to offset the cost of the hiring of a special projects coordinator whose purpose is to oversee the planning and organization of EP’s efforts involved with the World Congress and Exposition on Disabilities. This Grant requires EP to expend the funds and then seek reimbursement up to the Grant amount for the designated costs. In 2005, EP billed $38,000 of allowable costs and collected that amount. It expects to bill for the remaining $12,000 in early 2006.

The nature of the Grant in that it is a “one time occurrence” has been accounted for as an offset to the corresponding wage account for which the reimbursement was sought. EP does not expect to apply for or to receive grants of this nature in the future and accordingly does not believe that a separate accounting policy is required to account for this category of receipt.

10.

Please revise your disclosure, where appropriate, to disclose that you are subject to liquidated damages due to your failure to file a proxy or information statement prior to October 21, 2005. Please discuss in the registration statement the impact that this failure may have on your obligations under the financing documents.

ANSWER: EP has discussed this issue with the legal counsel for the investors.  The legal counsel has advised EP that it will not seek any liquidated damages for EP’s failure to file the Preliminary 14C Information Statement prior to October 21, 2005.

Sales, page 15

11.

You have revised this section to disclose the dollar amount by which sales increased over a comparable period in the prior year. However, you have not provided the aggregate sales figures for the relevant periods of the percentage increase over the prior period. Please provide this additional information, as well as a detailed discussion of the reasons for these changes, so that the dollar increase is put in appropriate context for investors. Please make similar revisions to your disclosure throughout your “Results of Operations.”

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the “Sales” section accordingly.

Operating Expenses Including Cost of Sales, page 15

12.

It is unclear what information you are trying to convey in your chart and how that information fits with the disclosure in the paragraph that immediately precedes it. Again, we encourage you to provide aggregate dollar amounts and percentage increase or decrease for each category of information provided. For the sake of clarity you may wish to discuss each operating expense separately rather than together.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised this section accordingly.

Sales, page 16

13.

If material, please file the joint venture agreement with the Child Neurology Foundation. Additionally, we note that you have recently, or will, enter into several other agreements, including your agreement with ProCirc Inc., and potential agreements with Vemics, Inc. and a detailed publisher. Ensure that any of these agreements that are material to your business for purposes of Item 601(b)(10) of Regulation S-B are filed as exhibits to the registration statement or incorporated by reference from other filings.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the agreements with Child Neurology Foundation, Vemics, Inc. and ProCirc Inc.

Costs and Expenses, page 17

14.

Please revise to discuss the production costs related to your seminars, magazines, books and videos.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised this section to discuss production costs related to EP’s seminars, magazines, books and videos.

About Us, page 20

15.

While we note the changes you have made in response to comment 15 of our letter dated November 18, 2005, please revise your filing to remove additional marketing terms included in your revised disclosure. For example, we note your disclosure on page 1 indicating that you have “quality” editorial content submitted by “thought and opinion leaders in their respective fields,” including a “word renowned” educator. Additionally, please supplementally substantiate the claim on page 20 that your company’s publication is endorsed by “leading medical societies and lay organizations.”

ANSWER: In Amendment No. 2 to Form SB-2, we have used our best efforts to remove additional marketing terms. Including the ones set forth in this question.

Selling Stockholders, page 36

16.

Please clarify your discussion of the selling stockholders’ future obligation to purchase notes. The meaning of the parentheticals in the first two paragraphs of this section (and on page 44) is unclear.

ANSWER: In Amendment No. 2 to Form SB-2, the last sentence at the end of the second paragraph in the “Selling Stockholders” section specifically sets forth the final future obligation of the selling stockholders to purchase the promissory notes. In addition, the parenthetical percentages were inserted to indicate the percentage of the investment that each investor had.  However, since this disclosure was unclear, we have removed the parentheticals in their entirety.

Financial Statements

Note 6 - Financing, page 61

17.

Please provide us with your EITF 00-19 and 00-27 analysis, please specifically address the fact that, since the conversation priced is based on the lesser of $.12 or the average of the lowest 3 intra day process during trading days immediately prior to the conversion date discounted by 40%, you would not have sufficient authorized shares upon conversion of the debt should the stock price drop dramatically. Therefore, it appears that settlement with shares is not within your control and liability classification is required. For guidance, see paragraphs 10 through 34 of SFAS 00-19.

ANSWER: In revised Footnote 6 in Amendment No. 2 to Form SB-2, we have provbided the EITF 00-19 and 00-27 analysis.

18.

By reference to the financing agreement filed as an exhibit, it is not clear to us whether there is a maximum number of shares to be issued. As such, please tell us how you arrived at the maximum number of shares to be issued.

ANSWER: In revised Footnote 6 in Amendment No. 2 to Form SB-2, we have discussed how the Company has arrived at the maximum number of shares to be issued.

19.

In the description of your most recent financing, include the basic terms of the callable secured convertible notes, such as the interest rate and maturity date, as well as the circumstances under which the notes are callable by the Company. Make similar revisions throughout the document as applicable.

ANSWER: In revised Footnote 6 in Amendment No. 2 to Form SB-2, we have included the basic terms of the callable secured convertible notes.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: s/s ANSLOW & JACLIN, LLP

ANSLOW & JACLIN, LLP